FILE NO. 70-9755

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT NO. 3
                        (AMENDMENT NO. 6)

                           TO FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                       Holyoke Water Power Company
Western Massachusetts Electric Company    One Canal Street
174 Brush Hill Avenue                     Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company   Public Service Company
NU Enterprises, Inc.                        of New Hampshire
Northeast Generation Service Company      North Atlantic Energy
E.S. Boulos Company                        Corporation
Woods Network Services, Inc.              Energy Park
Woods Electrical Co., Inc.                780 North Commercial Street
Northeast Generation Company              Manchester, NH 03101

Select Energy, Inc.                       Select Energy Services, Inc.
Select Energy New York, Inc.              24 Prime Parkway
Mode 1 Communications, Inc.               Natick, MA 01760
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.                The Rocky River Realty Company
Yankee Gas Services Company               The Quinnehtuk Company
Yankee Energy Financial Services Company  Northeast Nuclear Energy
NorConn Properties, Inc.                    Company
Yankee Energy Services Company            107 Selden Street
107 Selden Street                         Berlin, CT  06037
Berlin, Connecticut  06037

    Name of companies filing this statement and addresses of principal executive offices)
                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
             (Name and address of agent for service)

   The Commission is requested to mail signed copies of all orders, notices and communications to

          Jeffrey C. Miller                David R. McHale
          Assistant General Counsel        Vice President and Treasurer
          Northeast Utilities              Northeast Utilities
          Service Company                  Service Company
          P.O. Box 270                     P.O. Box 270
          Hartford, CT 06141-0270          Hartford, CT 06141-0270






The Application/Declaration in this file, as heretofore amended, is further amended and restated as follow:

                             ITEM 1
               DESCRIPTION OF PROPOSED TRANSACTION

BACKGROUND

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire ("PSNH"), Holyoke Water Power Company ("HWP"), North Atlantic Energy Corporation ("NAEC"), Northeast Nuclear Energy Company ("NNECO"), The Rocky River Realty Company ("RR"), The Quinnehtuk Company ("Quinnehtuk") and Northeast Utilities Service Company ("NUSCO"), each of which is a wholly-owned subsidiary of NU; Yankee Energy System, Inc. ("YES"), a wholly-owned public utility holding company subsidiary of NU and its wholly-owned subsidiaries, Yankee Gas Services Company ("Yankee Gas"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCO") and NorConn Properties, Inc. ("NorConn"); and NU Enterprises, Inc. ("NUEI"), a wholly owned nonutility holding company subsidiary of NU, and its direct and indirect wholly-owned subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), E. S. Boulos Company ("Boulos"), Woods Electrical Company, Inc. ("Woods"), Woods Network Services, Inc. ("Woods Network"), Select Energy, Inc. (Select Energy"), Select Energy New York, Inc. ("SENY"), Mode 1 Communications, Inc. ("Mode 1") and Select Energy Services, Inc., formerly HEC Inc. ("SESI") (each of the above companies being an "Applicant" and collectively referred to herein as the "Applicants") submit this amendment to the application/declaration in this File (the "Amendment") pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder with respect to (i) the extension of certain financing authorizations granted by the Commission in the prior Commission order issued in this file and (ii) the granting of certain additional authorizations as requested herein.

2. By order dated December 28, 2000 (Holding Co. Act Release No. 27328) issued by the Commission in this File No. 70-9755 (the "Prior Order"), the Applicants were authorized to continue participation in the NU system money pool arrangement ("NU Money Pool"), and, to the extent not exempt under Rules 45(b) and 52, to enter into short-term debt transactions with NU and extend credit to (and acquire promissory notes from) each other through their participation in the NU Money Pool, through June 30, 2003. In addition, authorization was granted in the Prior Order for NU and five of its utility subsidiaries, CL&P, WMECO, PSNH, YES and Yankee Gas, among others, (CL&P, WMECO, PSNH, YES and Yankee Gas referred to collectively as the "Utility Borrowers") to issue notes or commercial paper to unaffiliated third parties to evidence short-term debt up to specified limits and within specified parameters.

3. The Applicants now request that the Commission issue an order in this file granting:

     (i) an extension, from the date of the order requested herein through June 30, 2006 (the "Authorization
          Period"), of the authorizations granted by the Commission in the Prior Order concerning

          (a) the issuance of notes or commercial paper by NU and the Utility Borrowers to unaffiliated third parties to evidence short-term debt,

          (b) the respective short-term debt limits of NU and the Utility Borrowers; and

           (c) participation by the Applicants in the NU
               System Money Pool as described herein through June 30, 2004 (the "Pool Authorization Period") provided that (i) the terms of the NU Money Pool are modified to provide priority over the borrowing of NU Money Pool Funds to the utility subsidiaries of NU over the nonutility subsidiaries and (ii) NU provides to the Commission, by December 31, 2003, the results of a feasibility study concerning the creation of a separate money pool for nonutility subsidiaries of NU;

      (ii) authorization, through the Authorization Period, for NU and the Utility Borrowers to enter into Interest Rate Hedges (as described herein), and

     (iii) authorization for Boulos, Woods and SENY to participate in the NU Money Pool as both borrowers and lenders and authorization for Woods Network to participate in the NU Money Pool solely as a lender through the Pool Authorization Period.

SHORT-TERM DEBT OF NU AND THE UTILITY BORROWERS

4. In this Amendment NU and the Utility Borrowers seek an order of the Commission extending, through the Authorization Period, the authorization granted in the Prior Order for their short-term borrowing arrangements ("Short-term Debt"). NU and the Utility Borrowers propose to issue and sell from time to time during the Authorization Period, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed, when added to any debt by such companies through the NU Money Pool, the respective limits for NU and the Utility Borrowers set forth below in paragraph 22 (which limits are the same or less than the limits provided in the Prior Order) ("Short-term Debt Limit"). The Short-term Debt for NU and the Utility Borrowers has taken and will take a variety of forms, including commercial paper issuances and/ or unsecured notes, and in the case of the Utility Borrowers, secured or unsecured notes, with banks or other institutional lenders under credit facilities having commitment periods not longer than the Authorization Period and on terms that are generally available to borrowers with comparable credit ratings. All Short-term Debt will have maturities of less than one year from the date of issuance. The Utility Borrowers request that the Commission reserve jurisdiction over their request to issue secured short-term debt pending completion of the record.

5. Commercial paper issued by NU or a Utility Borrower hereunder may be issued manually or through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000 of varying maturities. Such commercial paper would typically be sold to dealers at the discount rate prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate and institutional investors. No commercial paper will be issued unless NU or the Utility Borrower issuing such commercial paper believes that the effective interest cost to it will be equal to or less than the effective interest rate at which such company could issue short-term notes in an amount at least equal to the principal amount of such commercial paper. The commercial paper will be publicly issued and sold without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

6. NU and the Utility Borrowers also propose to continue, or to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s), and other credit arrangements and/ or borrowing facilities generally available to borrowers with comparable credit ratings, providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. All amounts drawn and outstanding under these agreements and facilities will have maturities less than one year from the date of draw and will be counted against the proposed Short-term Debt Limits of NU or such Utility Borrower.

7. The effective cost of money on all external Short-term Debt of NU and the Utility Borrowers will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by companies of comparable credit quality, provided that in no event will the effective cost of capital exceed 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR"). Issuance expenses in connection with any non-competitive offering of Short-term Debt will not exceed 5% of the principal amount thereof. Specific terms of any Short-term Debt will be determined by NU or the Utility Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24.

8. NU commits that, apart from the securities issued for the purpose of funding money pool operations, no Short-term Debt may be issued by NU in reliance upon this Order during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding Short-term Debt of NU that is rated is rated investment grade. For purposes of this condition, a security will be considered investment grade if it is so rated by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. NU requests that the Commission reserve jurisdiction over the issuance by NU of any Short-term Debt that is rated below investment grade.

9. Subject to the applicable Short-term Debt Limits, NU and the Utility Borrowers intend to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time.

10.  Current Financial Condition

     (a) NU

        For the twelve (12) months ended December 31, 2002, NU's consolidated gross revenues and net income were approximately $5.0 billion and $152 million, respectively. As of December 31, 2002, NU's consolidated capitalization consisted of 33.4% common equity, 1.8% preferred stock, 28.6% of Rate Reduction Bonds, and 36.2% debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consisted of 46.8% common equity, 2.4% preferred stock and 50.8% debt.

NU Credit Ratings (Senior Unsecured Debt)

     Moody's         S&P

     Baa1            BBB

       (b)     The Utility Borrowers


The Connecticut Light and Power Company ("CL&P")

     As of December 31, 2002, CL&P's consolidated capitalization consisted of 24.1% common equity, 4.0% preferred stock, 43.2% of Rate Reduction Bonds, and 28.7% of long-term and short-term debt.
<FN1>  When the Rate Reduction Bonds are excluded, CL&P's
consolidated capitalization consisted of 42.4% common equity, 7.0% preferred stock and 50.5% debt. The credit rating for senior debt of CL&P is BBB+ by Standard and Poor's and A3 by Moody's.

Western Massachusetts Electric Company ("WMECO")

     As of December 31, 2002, WMECO's consolidated capitalization consisted of 31.9% common equity, 28.8% of Rate Reduction Bonds, and 39.3% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, WMECO's consolidated capitalization consisted of 44.8% common equity and 55.2% debt. The credit rating for senior unsecured debt of WMECO is BBB+ by Standard and Poor's and A3 by Moody's.

Public Service Company of New Hampshire ("PSNH")

     As of December 31, 2002, PSNH's consolidated capitalization consisted of 26.0% common equity, 41.2% of Rate Reduction Bonds issued pursuant to state law, and 32.8% of long-term and short-term debt. <FN2> When the Rate Reduction Bonds are excluded, PSNH's consolidated capitalization consisted of 44% common equity and 56% debt. The credit rating for senior secured debt of PSNH is BBB+ by Standard and Poor's and A3 by Moody's.

Yankee Energy System, Inc. ("YES")

     As of December 31, 2002, YES's consolidated capitalization consisted of 77.7% common equity and 22.3% debt. YES is not currently rated by Standard and Poor's, Moody's or Fitch.

Yankee Gas Services Company ("Yankee Gas")

     As of December 31, 2002, Yankee Gas' consolidated capitalization consisted of 76.8% common equity and 23.2% of debt. Yankee Gas is not currently rated by Standard and Poor's, Moody's or Fitch.


INTEREST RATE HEDGES

11. To the extent not exempt under rule 52, each of NU and the Utility Borrowers also requests authorization to enter into interest rate hedging transactions with respect to its outstanding indebtedness ("Interest Rate Hedges"), subject to the limitations and restrictions below, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of the Approved Counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, or through on-exchange transactions.

12. Interest Rate Hedges will involve the use of financial instruments commonly used in the capital markets, such as options, interest rate swaps, locks, caps, collars, floors, exchange-traded futures and options, and other similar appropriate instruments. The transactions would be for fixed periods and stated notional amounts as are generally accepted as prudent in the capital markets. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the underlying debt instrument. Neither NU nor the Utility Borrowers will engage in speculative transactions within the meaning of such term in Statement of Financial Accounting Standard 133, as amended ("FAS 133"). Transaction fees, commissions and other amounts payable to brokers in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

13. NU represents that each Interest Rate Hedge will qualify for hedge accounting treatment on a continuing basis under generally acceptable accounting practices ("GAAP"). NU will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. Currently FAS 133 is the applicable standard.

USE OF PROCEEDS

14. The proceeds from the Short-term Debt of NU and the Utility Borrowers authorized by the Commission pursuant to this Application will be used for (i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO") (each to the extent permitted under the Act or Commission order), Rule 58 Subsidiaries (to the extent permitted under the Act), and exempt telecommunications companies ("ETC"), (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

15. NU represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this or a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rules 53, 54 and 58. NU states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to NU's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NU's average "consolidated retained earnings" (also as defined in Rule 53), except as permitted and authorized by the Commission. <FN3>. Further, NU represents that proceeds of financing utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule.

NU MONEY POOL

16. By the Prior Order, NU and certain utility and nonutility subsidiaries were authorized to participate in the NU Money Pool.
<FN4>  In this Application, the Applicants seek authorization to continue the NU Money Pool established under the authority granted in the Prior Order through the Pool Authorization Period and seek authorization for Boulos, Woods and SENY to be allowed to participate in the Money Pool as both borrowers and lenders, and for Woods Network to participate in the NU Money Pool solely as a lender. The Applicants request that the Commission reserve jurisdiction over the addition of any additional participants to the NU Money Pool. (For purposes of this section, the Applicants, with the exception of NUSCO, are referred to herein as the "Pool Participants" and NU, YES, Mode 1, Woods Network and NGC are referred to as the "Non-borrowing Nonutility Pool Participants"). The Pool Participants, other than the Non-borrowing Nonutility Pool Participants, to the extent not exempted by rule 52, also request authority to continue to enter into, from time to time, unsecured short-term debt transactions through the NU Money Pool, to contribute surplus funds to the NU Money Pool and to lend to (and acquire promissory notes from) one another through the NU Money Pool. The Non-borrowing Nonutility Pool Participants request authority solely to contribute surplus funds and to lend to the Pool Participants through the NU Money Pool.

17. The Applicants recognize that many registered holding company systems have established two separate system money pools, one for regulated utilities and the other for the system's competitive or non-utility companies. NU has historically maintained one system money pool in which both the utility and non-utility companies are participants. NU commits to the Commission to review and consider the possibility and feasibility of establishing two separate system money pools. NU commits to providing the Commission with the results of its review no later than December 31, 2003.

18. The NU Money Pool will continue to be administered on behalf of the Applicants by NUSCO under the direction of an officer of NUSCO . <FN5> The NU Money Pool will consist principally of surplus funds received from Pool Participants, including NU. In addition to surplus funds, funds borrowed by NU through the issuance of short-term notes or other debt, or by the selling of commercial paper ("External Funds") are a source of funds for making loans advances to certain of its subsidiaries through the NU Money Pool. All External Funds will be subject to the Short-term Debt limits of NU set forth in paragraph 22 hereof.

19. NU Money Pool transactions will be designed to match, on a daily basis, the surplus funds of the Pool Participants with the short-term borrowing requirements of the Pool Participants (other than the Non-borrowing Nonutility Pool Participants), thereby minimizing the need for short-term debt to be incurred by the
Pool Participants from external sources.   Those Pool
Participants in the NU Money Pool who are regulated utility subsidiaries of NU will have priority as borrowers from the NU Money Pool.

20. The funds available through the NU Money Pool will be loaned on a short-term basis to those Pool Participants, other than the Non-borrowing Nonutility Pool Participants, that have short-term debt requirements. If no such short-term requirements match the amount of funds that are available for the period such funds are available, NUSCO will invest the funds, directly or indirectly, as described below and will allocate the interest earned on such investments among the Pool Participants providing such funds on a pro rata basis according to the amount of the funds provided:

     (i)    interest-bearing accounts with banks;

     (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

     (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

     (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

     (v)    moneymarket funds;

     (vi)   bank certificates of deposit,

     (vii)  Eurodollar funds; and

     (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, with respect to contributions of WMECO, approved by the Massachusetts Department of Telecommunications and Energy ("MDTE") pursuant to Massachusetts General Laws Chapter 164,
            Section 17A and the regulations thereunder.

21. All borrowings from and contributions to the NU Money Pool will be documented and will be evidenced on the books of each Pool Participant that is borrowing from or contributing surplus funds to the NU Money Pool. Any Pool Participant contributing funds to the NU Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. All short-term debt through the NU Money Pool (other than from NU's External Funds) will be payable on demand, may be prepaid by any borrowing Pool Participant at any time without penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. Short-term debt of Pool Participants derived from the proceeds of External Funds of NU will bear interest at the same rate paid by NU on such External Funds, and no such short-term debt may be prepaid by the Pool Participant unless NU is made whole for any additional costs that may be incurred because of such prepayment. NU will be fully reimbursed for all costs that it incurs in relation to loans made through the NU Money Pool to the Pool Participants. (See Exhibit A.3, Proposed Terms of The NU System Money Pool).

PROPOSED SHORT-TERM DEBT LIMITS OF UTILITY COMPANIES

22. The Prior Order imposed short-term debt limits, either through the NU Money Pool or through unaffiliated third parties, on NU, CL&P, WMECO, PSNH, HWP, NAEC, NNECO, YES and Yankee Gas. None of these companies are seeking an increase in such limit.
In fact, as a result of industry restructuring, WMECO, PSNH, NAEC and NNECO are now seeking a limit which is less than the limit provided in the Prior Order.<FN6> The short-term debt of NU, CL&P, WMECO, PSNH, HWP, NAEC, NNECO, YES and Yankee Gas, through the Authorization Period, that will be outstanding at any one time, whether evidenced by short-term notes issued to lending institutions, by commercial paper or through borrowings though the NU Money Pool pursuant to the authority requested in this Application, will not exceed the following:

Company             Aggregate Limits

NU                  $400 Million <FN7>
CL&P                $375 Million <FN8>
WMECO               $200 Million
PSNH                $100 Million <FN9>
HWP                 $  5 Million
NAEC                $ 10 Million
NNECO               $ 10 Million
YES                 $ 50 Million
Yankee Gas          $100 Million


NU MONEY POOL DEBT LIMITS FOR NONUTILITY PARTICIPANTS

23. In the Prior Order, the Commission reserved jurisdiction over the Applicants' request that there be no NU Money Pool borrowing limit imposed on the Nonutility Pool Participants (as defined below). The Applicants now request that the Commission continue to reserve jurisdiction over such request and impose the following limits on the NU Money Pool borrowing of the Nonutility Pool Participants, until such reservation is released, as follows:

Quinnehtuk        $ 10 Million
NUEI              $100 Million
NGS               $ 25 Million
Select            $200 Million
RR                $ 30 Million
Yankee Financial  $ 10 Million
NorConn           $ 10 Million
YESCO             $ 10 Million
SESI              $ 35 Million
Boulos            $ 10 Million
Woods             $ 10 Million
SENY              $ 10 Million
<FN10>


                             ITEM 2
                 FEES, COMMISSIONS AND EXPENSES

1. In addition to fees associated with specific borrowing or issuances of commercial paper as set forth in Item 1 above, the fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


   Northeast Utilities Service Company
   (Legal, Financial, Accounting and
   Other Services)                     Not in excess of $10,000


                             ITEM 3
                 APPLICABLE STATUTORY PROVISIONS

1.   The Applicants believe that Sections 6, 7, 9(a), 10, 12 and
13 of the Act and Rules 43, 45, 52, 90 and 91 thereunder are applicable to the transactions contemplated by this Application.

2. Within 45 days after the end of each calendar quarter, the Applicants will file certificates of partial consummation describing (i)the actual short-term debt of each Applicant, including Nonutility Participants, through the NU Money Pool, showing the names of the Participant incurring such debt, the dates and amounts of all new short-term debt, the names of the lenders, the maximum amount of notes outstanding to lending institutions and the NU Money Pool and the total amount of notes outstanding to lending institutions and the NU Money Pool at the end of the quarter; (ii) the issue and sale of short-term notes and commercial paper during that quarter by NU and the Utility Borrowers pursuant to the authority requested herein; (iii) the notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments; and (iv) the amount and terms of any Short-term Debt issued directly or indirectly by NU or a Utility Borrower to third parties during the quarter. All other terms, conditions, limitations and reporting obligations contained in the Prior Order will apply to the proposed transactions.


                             ITEM 4
                      REGULATORY APPROVALS

1.   The approval of the MDTE is required pursuant to C.164,
Section 17A of the Massachusetts General Laws for the lending of funds by WMECO to the NU Money Pool. The MDTE (formerly the Massachusetts Public Utilities Commission) granted such approval on October 29, 1986 as to lending of funds to CL&P, HWP, NNECO, Quinnehtuk and RR. Until further MDTE authorization is granted, WMECO may not lend its funds to other companies through the NU Money Pool.

2. NHPUC Order No. 20,416 (March 19, 1992), authorizes PSNH to participate in the NU Money Pool. In addition, under New Hampshire statute, PSNH may not issue short-term debt in excess of 10% of its net fixed plant without prior NHPUC approval.
NHPUC Order 23,841, (November 9, 2001) authorizes PSNH to issue up to $100 million in debt which is in excess of 10% of net fixed plant debt limit. The NHPUC also has jurisdiction over the issuance by PSNH of Interest Rate Hedges.

3. To the extent any Applicant issues secured debt, the granting of such security may be subject to an order from the relevant state utility commission.


                             ITEM 5
                            PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.2. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but not later than June 30, 2003 as that is the date the Prior Order expires. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

OTHER MATTERS

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2002, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 59% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002 ($713.1 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
          Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii)NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through December 31, 2002 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                              (thousands
                              of dollars)                %

Common shareholders' equity   $2,365,854              36.9
Preferred stock                  277,700               4.3
Long-term and short-term debt  3,768,353              58.8

                              $6,411,907             100.0

5. The consolidated capitalization ratios of NU as of December 31, 2002, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                              As of December 31, 2002
                             (thousands
                             of dollars)                 %

Common shareholders' equity  $2,210,521               33.4
Preferred stock                 116,200                1.8
Long-term and short-term debt 2,400,050               36.2
Rate Reduction Bonds          1,899,312               28.6

                            $6,626,312               100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of December 31, 2002 is as follows:

                             As of December 31, 2002
                             (thousands
                             of dollars)                 %

Common shareholders' equity   $2,210,521              46.8
Preferred stock                  116,200               2.4
Long-term and short-term debt  2,400,050              50.8

                              $4,726,771            100.0%

6. NGC has made a positive contribution to earnings by contributing $131.9 million in revenues in the 12-month period ending December 31, 2002 and net income of $30.4 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

                             ITEM 6
                EXHIBITS AND FINANCIAL STATEMENTS


1. The following additional exhibits and financial statements are filed herewith:

     (a) Exhibits (exhibits marked with an asterisk (*) were previously filed, exhibits marked with an (#) filed with the SEC in paper form)

          *A.2 Proposed Terms of the NU Money Pool (Revised
               April 2003)

          A.3  Proposed Terms of the NU System Money Pool
               (revised June 2003)

          *D.1 New Hampshire Public Utilities Commission Order
               20,416 Approving Participation of PSNH in NU Money
               Pool (March 19, 1992)

          D.2  MDTE Order Authorizing Participation by WMECO in
               NU Money Pool

          *D.3 New Hampshire Public Utilities Commission Order
               23,841Approving $100 million of Short-term Debt for PSNH

          *F.2 Opinion of Counsel

          *H.2 Form of Notice

          #K.1 Balance Sheet and Income Statement of Nonutility
               Participants for 2002

          #K.2 Balance Sheet and Income Statement of
               Nonutility Participants for 2001

     (b)    Financial Statements (previously filed)

                             ITEM 7
             INFORMATION AS TO ENVIRONMENTAL EFFECTS

1. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein."

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

June 4, 2003

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E. S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.



     By:   /s/  Randy A. Shoop
     Name: Randy A. Shoop
           Title: Assistant Treasurer-Finance
           Northeast Utilities Service Company as Agent for
           all of the above-named Applicants

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

<FN1>     In Holding Co. Act Release No. 35-27147 (March 7,
2000), the Commission noted that NU, CL&P, WMECO and PSNH would all be below the Commission's benchmark of 30% common equity-to-total capitalization ratio if Rate Reduction Bonds expected to be issued were included in the calculation. The Commission found that because of the exceptional circumstance of the state's restructuring legislation, the following representations mitigated the fact that the utilities were below the 30% test:
(1) that CL&P, PSNH and WMECO had investment grade ratings of BBB-or better; (2) that CL&P, PSNH and WMECO's financial integrity would not be impaired by the payment of dividends; (3) that CL&P, PSNH and WMECO have and will continue to have, following the consummation of the transactions, adequate cash and access to working capital facilities to meet and support their normal business operations; and finally (4) that it is in the public's interest because both investors and consumers benefited. See also Holding Co. Act. Release No. 35-27529 (May 11, 2002).

<FN2>     Id.


<FN3>      The Commission has. by order dated March 7, 2000 (HCAR
No. 27148)("Rule 53(c) Order") determined that NU's financing of its investment in NGC, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c).

<FN4>     PSNH is authorized by order issued by the New Hampshire
Public Utilities Commission to participate in the NU Money Pool. Thus the Applicants believe that the participation of PSNH in the NU Money Pool is exempt from Commission jurisdiction pursuant to Rule 52(a). To the extent the participation of PSNH is not exempt from Commission approval under Rule 52, PSNH seeks approval from the Commission herein. In addition, WMECO is currently authorized to borrow through the NU Money Pool under the Commission's Prior Order but has authorization from the Massachusetts Public Utilities Commission (now the Massachusetts Department of Telecommunications and Energy, the "MDTE") to lend funds through the NU Money Pool only to CL&P, HWP, NNECO, Quinnehtuk and RR, and is prohibited from lending funds to other affiliates without further MDTE approval. The Applicants request that the Commission reserve jurisdiction over any contributions of funds by WMECO to borrowers other than CL&P, HWP, NNECO, RR and Quinnehtuk, pending the issuance of an order from the MDTE. Until the time that such an order is received, all lending of funds by WMECO will be documented using grid notes.

<FN5>     NUSCO is not a participant of the NU Money Pool and
seeks authorization solely to administer the Money Pool under
Section 13 of the Act and Rules 90 and 91.

<FN6>     The Prior Order imposed the following short-term debt
limits on the utility subsidiaries of NU:

     $400 million for NU
     $250 million for WMECO
     $375 million for CL&P
     $ 75 million for NNECO,
      $50 million for YES
     $100 million for Yankee Gas
     $  5 million for HWP
     $225 million for PSNH
     $260 million for NAEC

<FN7>     NU will not be a borrower through the NU Money Pool.

<FN8>     The aggregate amount of unsecured debt that can be
incurred by CL&P is also restricted by the provisions in its charter concerning its preferred stock. CL&P has authorization from the holders of its preferred stock through March 31, 2004, to issue securities representing unsecured indebtedness up to a maximum of 20% of its capitalization. Based on its capitalization as of December 31, 2002, CL&P is limited to $480 million of unsecured indebtedness, an amount in excess of the amount for which authorization is sought hereunder.

<FN9>     The aggregate amount of short-term debt that can be
incurred by PSNH is restricted by New Hampshire Statute and Regulations to an amount equal to 10% of its net fixed plant without further New Hampshire Public Utilities Commission ("NHPUC") approval. Any short-term debt of PSNH in excess of 10% of net fixed plant would require NHPUC approval and thus would be exempt from Commission jurisdiction pursuant to Rule 52(a). PSNH currently has approval from the NHPUC to issue up to $100 million in short-term debt, which is in excess of 10% of net fixed plant debt limit, for general corporate purposes. (NHPUC Order 23,841, November 9, 2001). However, in the event the NHPUC order is revoked, lapses or is rescinded, or to the extent the issuance of short-term debt in an amount up to $100 million is not exempt pursuant to rule 52, PSNH wishes to have the flexibility to issue short-term debt pursuant to Commission authorization hereunder.

<FN10>    In the Prior Order, the Commission reserved
jurisdiction over the Applicants' request that the Nonutility Pool Participants have no limit on their short-term debt from the money pool. As a result the Commission left in place limits on the Nonutility Pool Participant's NU Money Pool borrowing authority as follows: Quinnehtuk could borrow up to $16 million, NUEI up to $100 million, NGS up to $20 million, Select up to $200 million, RR up to $30 million, Yankee Financial up to $10 million, NorConn up to $10 million, YESCO up to $30 million, SESI up to $20 million and RMS up to $10 million.

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